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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

April 23, 2026

Dear Sir/ Madam,

Sub: Outcome of Board meeting

This has reference to our letter dated March 15, 2026, regarding the captioned subject. The Board, at their meeting held on April 22-23, 2026 transacted the following items of business:

Financial Results

1. Approved the audited consolidated financial results of the Company and its subsidiaries as per Indian Accounting Standards ("INDAS") for the quarter and year ended March 31, 2026;

2. Approved the audited standalone financial results of the Company as per INDAS for the quarter and year ended March 31, 2026;

3. Approved the audited financial statements of the Company and its subsidiaries as per INDAS and International Financial Reporting Standard ("IFRS") for the quarter and year ended March 31, 2026;

4. Approved the audited financial statements of the Company and its subsidiaries as per INDAS for the year ended March 31, 2026;

5. Approved the audited financial statements of the Company as per INDAS for the year ended March 31, 2026;

Dividend

6. Recommended a final dividend of ₹25/- per equity share for the financial year ended March 31, 2026. The record date for the purpose of payment of final dividend is June 10, 2026 and the dividend will be paid on June 25, 2026.

Annual General Meeting

7. The 45th Annual General Meeting ('AGM') of the Members of the Company will be held on Tuesday, June 23, 2026.

Stock grants

8. Grants to CEO & MD

   The Board, on April 23, 2026, based on the recommendations of the Nomination and Remuneration Committee, approved the following annual grants to Salil Parekh, CEO and MD as per his

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

employment agreement approved by shareholders:

a) The grant of annual performance-based stock incentives (Annual Performance Equity Grant) in the form of Restricted Stock Units (RSU's) covering Company's equity shares having a market value of ₹34.75 crore as on the date of the grant under the 2015 Stock Incentive Compensation Plan (2015 plan) which shall vest 12 months from the date of grant subject to achievement of performance targets as determined by the Board.

b) The grant of annual performance-based stock incentives (Annual performance equity ESG grant) in the form of RSU's covering Company's equity shares having a market value of ₹2 crore as on the date of the grant under the 2015 Plan, which shall vest 12 months from the date of the grant subject to the Company's achievement of certain environment, social and governance milestones as determined by the Board.

c) The grant of annual performance-based stock incentives (Annual performance Equity TSR grant) in the form of RSU's covering Company's equity shares having a market value of ₹5 crore as on the date of the grant under the 2015 Plan, which shall vest on or after March 31, 2027 subject to the Company's performance on cumulative relative TSR for the two year cumulative period and as determined by the Board.

d) The grant of annual performance-based stock incentives (2019 Annual Performance Equity Grant) in the form of Restricted Stock Units (RSU's) covering Company's equity shares having a market value of ₹10 crore as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan), which shall vest 12 months from the date of the grant subject to the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

   The above RSUs will be granted w.e.f., May 2, 2026 and the number of RSU's will be calculated based on the market price at the close of trading day on a date immediately preceding the grant date.

Grants to other employees

The Board, on April 23, 2026, based on the recommendations of the Nomination and Remuneration Committee, approved:

- Grant of 27,193 Restricted Stock Units (RSUs) under the 2015 Plan to eligible employees.

- Grant of Performance Based Stock incentives (PSUs) to eligible employee under the 2019 Plan covering the Company's equity shares having a market value of ₹1.90 crore as on the date of the grant. The number of PSUs will be calculated based on the market price at the close of trading day on a date immediately preceding the grant date.

The grants made under the 2015 Plan would vest equally over a period of two to three years and the grants made under the 2019 Plan would vest over a period of two years subject to the Company's achievement of performance parameters as defined in the 2019 Plan. The RSUs and PSUs will be granted w.e.f., May 2, 2026 and the exercise price will be equal to the par value of the share.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

9. Proposed change of Auditors on account of mandatory rotation requirement in India

   Under Section 139 of the Companies Act, 2013 and the Rules made thereunder, it is mandatory for Infosys Limited ('the Company') to rotate the current statutory auditors on completion of the maximum term permitted under the said Section. On April 23, 2026, the Audit Committee of Infosys Limited has proposed its intent to recommend the appointment of BSR & Co. LLP, Chartered Accountants (Firm Registration No. 101248W/W-100022) (BSR & Co) as the statutory auditors of the Company. The Board of Directors at its meeting held on April 23, 2026 have approved the announcement of the Company's intention to recommend the appointment of BSR & Co as the statutory auditors of the Company. The proposed appointment will be recommended by the Board to the shareholders in the 46th Annual General Meeting (AGM) of the Company to be held in the year 2027, for the first term of 5 (five) consecutive years till the conclusion of the 51st AGM to be held in the year 2032. The first year of audit by BSR & Co will be of the financial statements for the year ending March 31, 2028 which will include audit of the quarterly financial statements for the year.

   The proposed intent to appoint BSR & Co is subject to the fulfilment of all applicable regulatory requirements including auditor independence in accordance with the relevant laws and regulations.

   Additional information as per Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations is enclosed as Annexure I.

10. Proposed change in the Company's certifying accountant for filing with the U.S. Securities and Exchange Commission ('U.S. SEC')

   The Company is registered with the U.S. SEC and is required to appoint a certifying accountant to perform an audit of its financial statements. The Audit Committee and the Board of Directors of the Company approved the announcement of the Company's intention to appoint KPMG Assurance and Consulting Services LLP, (KPMG) as the independent registered public accounting firm of the Company. This proposed appointment is expected to be effective for the year ending March 31, 2028. As the independent registered public accounting firm, KPMG will audit the annual financial statements of the Company to be included in the Company's Annual Report on Form 20-F to be filed with the U.S SEC for the year ending March 31, 2028.

   The proposed intent to appoint KPMG is subject to the fulfilment of all applicable regulatory requirements including auditor independence in accordance with the relevant laws and regulations.

Amendment to the Infosys Expanded stock ownership program – 2019 ("the 2019 Plan")

11. Based on the recommendation of the Nomination and Remuneration Committee, approved the amendment to the Infosys Expanded Stock Ownership Program – 2019 to extend the grant period by seven (7) years from the date of shareholder approval, thereby extending the validity of the Plan to a total period of ten (10) years from such approval, for the grant of stock incentives to Eligible Employees of the Company and its subsidiary companies. The amendment to the Infosys Expanded stock ownership program – 2019 shall be subject to the shareholders approval.

Postal ballot notice

12. Approved the Postal Ballot Notice to seek approval of the Shareholders for the following resolutions:

    a. Appointment of Diane Enberg Jurgens (DIN: 11585200), as an Independent Director for a term of three years from April 22, 2026 to April 21, 2029.
    b. Re-appointment of Helene Auriol Potier (DIN: 10166891), as an Independent Director for a second term of five years from May 26, 2026 to May 25, 2031.

    Postal Ballot Notice shall be sent to the Shareholders in due course.

Incorporation of a subsidiary

13. Approved incorporation of a step down wholly owned subsidiary of the Company in Japan. Additional information as required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 will be disclosed in due course.

Policies and charters

14. Considered and approved amendments to the following policies and charters.

    - Code of Conduct for Prohibition of Insider Trading
    - Dividend Distribution Policy
    - Stakeholders Relationship Committee Charter
    - Environmental, Social and Governance Charter
    - Code of Conduct and Ethics
    - Anti-Bribery and Anti-Corruption Policy

    Copies of the policies and charters will be made available on the website of the Company under the following link: https://www.infosys.com/investors.html.

The Board meeting was held on April 22 and 23, 2026. The Board meeting on April 23, 2026 commenced at 2.00 p.m. IST and concluded at 4.45 p.m.

We are hereby enclosing herewith the financial results, press releases and annexures for your information and record. The same will also be made available on the Company's website www.infosys.com.

This is for your information and records.

Yours Sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary
Membership No: A21918

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Annexure I

Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure) Regulations, 2015 read with SEBI Master Circular No. SEBI/HO/CFD/PoD2/CIR/P/0155 dated November 11, 2024

Sl. No.	Particulars	Description
1.	Name of the Auditor	M/s B S R & Co. LLP
2.	Reason for change ~~viz~~ appointment, ~~reappointment~~, ~~resignation, removal, death or otherwise~~	The term of the current Statutory Auditors i.e. M/s. Deloitte Haskins & Sells LLP, Chartered Accountants, (Firm Registration No. 117366W/ W-100018) will be expiring at the conclusion of ensuing 46th AGM of the Company. Therefore the Board has approved the announcement of the Company's intention to recommend the appointment of M/s B S R & Co. LLP (firm registration no. 101248W/W-100022) as the Statutory Auditors of the Company.
3.	Date of appointment/~~re-appointment/cessation (as applicable)~~ & term of appointment/ ~~re-appointment~~	For the first term of five (5) consecutive years commencing from the conclusion of 46th AGM of the Company till the conclusion of 51st AGM of the Company subject to the approval of the Shareholders of the Company at the 46th AGM to be held in FY 2027-28, subject to fulfilment of all applicable regulatory requirements including auditor independence in accordance with the relevant laws and regulations.
4.	Brief Profile (in case of appointment)	B S R & Co. ('the firm ') was constituted on 27th March, 1990 as a partnership firm having firm registration no. as 101248W. It was converted into Limited Liability Partnership i.e. B S R & Co. LLP on 14th October, 2013 thereby having a new firm registration no. 101248W/W-100022. The registered office of the firm is at 14th Floor, Central B Wing and North C Wing, Nesco IT Park 4, Nesco Centre, Western Express Highway, Goregaon (East), Mumbai-400063. B S R & Co. LLP is a member entity of B S R & Affiliates, a network registered with the Institute of Chartered Accountants of India. It has its head office in Mumbai and operates through 14 locations across India. M/s. B S R and Co. LLP has a strength of over 4,000 personnel and 170 partners and serves as statutory auditor to several companies listed on stock exchanges in India including companies in the IT / IteS sector.
5.	Disclosure of relationships between Directors	Not applicable

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com